EXHIBIT 99.1

Immediate Release: NR11-5

EXTORRE DRILLING AT UNION DOMES AND CERRO PUNTUDO PROJECTS

Vancouver, B.C., March 22, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, OTC: EXGMF – “Extorre” or the “Company”)is pleased to announcethat drilling is underway at its Union Domes gold projectand its Cerro Puntudo silver projectin Santa Cruz Province, Argentina.  Union Domes is located 18 kmsouth of the Company’s Cerro Moro discovery, whereas Cerro Puntudo is located 220 km west of Cerro Moro and immediately south of the Coeur d’Alene Mines/Mirasol Resources’ Joaquin silver discovery.

Union Domes is a bulk tonnage gold-silver target related to a rhyolite dome complex. The Company has completed 8 diamond drill holes and expects to be able to report assays within 4 weeks. Drilling is continuing.

At Cerro Puntudo, the Company is operating one drill rig, with a second rig due to arrive shortly. The program will test structures that are potential extensions to the high grade silver system on the Joaquin property to the north. Potential extensions to both the La Marocha and the La Negra trends have been defined on the basis of exploration that includedgeological mapping, geochemistry and ground magnetics. Two holes have been completed to date.

Separately, effective March 19, 2011,Cerro Vanguardia(“CVSA”)has advised the Company that it has elected not to exercise its back-in right on the Cerro Puntudo silver and other regional projects in Santa Cruz that the Company acquired from it.  The Company now owns 100% of the projects and CVSA retains only a 2% net smelter return.

About Extorre
Extorre is a Canadian public company that trades under the symbol “XG” on both the Toronto Stock Exchange and the NYSE-Amex Exchanges. Extorre’s assets comprise approximately $36 million in cash, the Cerro Morro and Don Sixto deposits, and a suite of very prospective mineral exploration properties in Argentina.

On April 19, 2010, Extorre announced a National Instrument 43-101 compliant mineral resource estimate for Cerro Moro:
Indicated Category: 357,000 oz. gold + 15.3 million oz. silver (612,000 oz. gold equivalent*), plus Inferred Category: 190,000 oz. gold + 12.0 million oz. silver (390,000 oz. gold equivalent*)

The 612,000 ounce gold equivalent* indicated resource, has an average grade of 32.3 g/t gold equivalent*, a grade considered exceptional by industry standards. The silver contribution is high, accounting for approximately50% of the metal value. Additional inferred resources of 390,000 ounces gold equivalent* are also reported from Cerro Moro.

Extorre released the results of a preliminary economic assessment (“PEA”) of the Cerro Moro Project on October 19, 2010. The PEA highlighted the robust economics of a future mine expected to produce an average of 133,500 gold equivalent* ounces annually during the first 5 years of operations. The cash cost per ounce (gold equivalent*) is estimated to be US$ 201 per ounce. Project CAPEX has been estimated at US$ 131 million (of which 21% is a VAT that is refundable after production commences). The project economics were calculated using gold and silver prices of US$ 950/ounce and US$ 16/ounce, respectively.

Extorre has 6 drills rigs operating, four on the Cerro Moro property and two on discovery drilling elsewhere in Santa Cruz Province.

*Gold equivalent grade is calculated by dividing the silver assay or resource by 60, adding it to the gold value and assuming 100% metallurgical recovery.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED

Eric Roth
President and CEO
extorre@extorre.com

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512
For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512
Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, includingour belief as to the extent and timing of its drilling programs, various studies including the PFS, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our interim financial statements and MD&A for the fiscal period ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normallyonly permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in placetonnage and grade without reference to unit measures.

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